Mail Stop 4561

April 5, 2007

James A. Beer
Executive Vice President and
Chief Financial Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

> **Re:** **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **March 31, 2006**
> **Filed June 9, 2006**
> **File No. 000-17781**

Dear Mr. Beer:

We have reviewed your response to our letter dated February 16, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended March 31, 2006

Summary of Significant Accounting Policies

Revenue Recognition, page 75

1.   Please refer to comment 3 in our letter dated February 16, 2007. We note in your response that for multiple element arrangements with a value exceeding a certain threshold, you use the stated renewal rate methodology, or paragraph 57 of SOP 97-2, to determine VSOE of fair value for PCS. Tell us what percentage of your

customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

2.   We also note in your response to comment 3 in our letter dated February 16, 2007 that VSOE of fair value for professional services and training and education is established based on the Company's history of separately sold arrangements. Help us understand how you are using historical pricing evidence method (i.e. the bell-shaped curve method) in establishing VSOE of fair value for professional services and training and education. In this regard, tell us if your VSOE is based on the sales price of the total arrangement or whether you have established VSOE for the hourly rate charged for your services and then apply such rate to the estimated hours to complete such services. If the former is the case, tell us if the arrangements to provide services differ from contract to contract how you are able to compare the pricing of such arrangements in establishing VSOE. Also, tell us whether your professional services and training and education services are based on time and materials or if it is based on a fixed fee.

Note 13. Income Taxes, page 104

3.   Your response to our prior comment 2 indicates that an accrual (amount of which is disclosed in A2 to Appendix A) was made in the March quarter to accrue for a new contingent penalty risk arising from the late filing of the final Veritas pre-acquisition tax return. We also note that from your disclosures in subsequent Forms 10-Q, the tax expense for the June 2006 quarter includes an accrual of approximately $6 million for penalty risks associated with the late filing of Veritas' final pre-acquisition tax return. Tell us if the amount recorded in the quarter ended June 30, 2006 was in addition to the amount recorded in quarter ended March 31, 2006 or whether the amount referenced in your response was actually recorded in the first quarter of fiscal 2007. If the latter is the case, then tell us how such amounts had any impact on your conclusions that consistent projected tax rates were applied in each interim period of fiscal 2006.

4.   With regards to the information provided in your prior comment 7 along with your disclosures in Note 13 and on page 36 of your Form 10-K, please provide the following additional information:

*   You indicate that based on information previously available, Veritas accrued a liability for its best estimate of the probable outcome of this contingency (transfer pricing matters) prior to the acquisition. Tell us how much Veritas had accrued for the potential transfer pricing assessment.
*   We note that the Company was unable to obtain relief from the IRS with regards to the lower tax rate available under the American Jobs Creation Act of 2004 prior to filing the Veritas tax return and accordingly you paid $130

million of additional US taxes. We further note that the Company reduced the amount of taxes payable accrued as part of the purchase accounting pre-acquisition contingent tax risks as an offset to the $130 million payment. Tell us how you determined it was appropriate to offset the pre-acquisition tax liability for this payment as it appears that the pre-acquisition tax liability relates to the transfer pricing matters and did not contemplate the potential for ineligibility under the American Jobs Creation Act of 2004.

- Tell us the current status of your appeals with the IRS relating to such issue.
- Your response indicates that the Company recorded a liability (amount disclosed in C1 to your Appendix A) with regards to the intercompany transfer pricing matter. Does this amount include the $120 million additional liability accrued in March 2006? Also, is this amount net of the $130 million used as an offset to the taxes payable for Veritas' pre-acquisition tax return?
- Your disclosures on page 106 indicate that if upon resolution of the transfer pricing tax matter, you are required to pay an amount in excess of the Company's provision for this matter, the incremental amounts due would be accounted for as additional to the cost of Veritas' purchase price. Tell us how you considered paragraph 40 of SFAS 141 in your accounting for these potential payments.
- Tell us the current status of your petition with the IRS relating to the $867 million of potential taxes due.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief